Exhibit 99.1

Argonaut Gold Begins Resource Expansion Drilling at the La Colorada Project, Sonora, Mexico;
Looking to Increase Economic Resource in 2011

Toronto, Ontario - (April 6, 2011) Argonaut Gold Inc. (TSX: AR)  (“Argonaut” or the “Company”) is pleased to report the Company has commenced an aggressive drill program at the La Colorada property aimed at converting mineralized material from an inferred resource to a Measured & Indicated resource in an effort to create further value at the property.   La Colorada was incorporated into Argonaut’s portfolio of projects as part of the Pediment Gold acquisition, which was completed in January of 2011. The La Colorada is a gold-silver project located 50 kilometers southeast of Hermosillo, Mexico.

PRODUCTION HISTORY OF THE LA COLORADA MINE
From 1994 to 2002 La Colorada was operated as an open-pit heap-leach mine, producing approximately 353,000 ounces of gold and 1.2 million ounces of silver. During these years, mining took place on the El Creston, La Colorada and Gran Central mineralized zones. The overall historical strip ratio was approximately 3:1, with an average grade of 1.04 g/t gold and 17.07 g/t silver. The reported recoveries were 70% for gold and 15% for silver. Approximately 30% of the ore was run of mine (ROM) with the remaining material being crushed to 1 inch minus and stacked on a separate leach pad from the ROM ore. Mining ceased in 2001 due to low gold prices.

RESOURCE AND GEOLOGY
Pediment Gold completed the following NI 43-101 compliant resource estimate in December of 2009 entitled “Geological Report on the La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones. Sonora, Mexico dated November 20, 2009.

Class	Au Cutoff (g/t)	Tonnes>Cutoff (tonnes)	Grade>Cutoff		Contained Metal
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
El Creston	0.30	5,060,000	0.894	14.019	145,000	2,280,000
La Colorada/ Gran Central	0.30	14,190,000	1.008	6.257	460,000	2,850,000
M & I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
El Creston	0.30	4,070,000	0.981	15.719	128,000	2,060,000
La Colorada/ Gran Central	0.30	16,000,000	0.883	8.036	454,000	4,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

*The current resources are contained within the La Colorada, Gran Central and El Creston open pit areas.

Previous mining on the three deposits exploited near surface mineralization and the remaining gold and silver resources are peripheral to and beneath the previously mined areas.

The La Colorada vein deposits are hosted in both intrusive and metamorphosed sedimentary rocks with the previous open-pit operations localized where wide zones of mineralized veins and stockworks are exposed on surface.

The Veta Madre zone, which lies approximately 1,000 meters east of the open pit area, is an outcropping zone of gold mineralization that has limited drilling. Mineralization here is related to sulfide stockworks (now oxidized) forming a flat-lying tabular zone of varied thickness that reports an average grade of around 0.5 g/t gold.

LA COLORADA 2011 DRILL PROGRAM

The main objective is to better define and upgrade the Gran Central, and La Colorada deposits.

Pete Dougherty, President and CEO stated “Argonaut’s objective in 2011 is to significantly expand the current resource through an aggressive drill program therein creating value.”

The majority of the drilling will target known areas of inferred mineralization where it extends down dip and on strike from the Measured &Indicated resource. As part of the evaluation process the Company will complete core drilling to obtain representative samples for metallurgical study.

La Colorada Project
Drill program 2011
Map Updated April 04 2011
ARGONAUT GOLD INC.
SIMBOLOGY
2011 Program RC Drillholes.
2011 Program Core Drillholes.
2011 Program Becker Hammer Drillholes.
2009 Program Drillholes.
Leach Pad
Waste Dump
541,000 mE
541,500 mE
542,000 mE
542,500 mE
3,186,500 mN
3,186,000 mN
3,185,500 mN
LEACH PADS PHASES 5-6
RUN OF MINE LEACH PAD
09-LC-R85
Depth - 15.24
Au avg - .373
09-LC-R88
Depth - 15.24
Au avg - .440
09-LC-R87
Depth - 15.24
Au avg - .437
09-LC-R86
Depth - 15.24
Au avg - 1.164
M-01
M-02
M-03
M-04
M-05
M-06
M-07
M-08
M-09
M-10
M-11
M-12
M-13
M-14
M-15
M-16
PROCESS PLANT
LA COLORADA TOWN
WASTE DUMP
OFFICE-LAB
LA COLORADA PIT
RC-138
RC-137
RC-136
RC-133
RC-132
RC-134
RC-135
RC-147
RC-148
RC-149
RC-154
RC-155
RC-159
RC-158
RC-157
RC-160
RC-156
RC-145
RC-146
RC-153
RC-152
RC-151
RC-150
M-18
M-17
RC-139
RC-140
DD-08
RC-144
DD-10
RC-142
RC-143
M-19
RC-141
DD-09
M-20
GRAN CENTRAL PIT
08-LC-R18
08-LC-R20
09-LC-R83
M-21
09-LC-R82
M-22
M-23
M-24
M-26
09-LC-R84
M-25
09-LC-R81
08-LC-R22
LOW GRADE STOCKPILE
LC09-DH-02
M-27
EL CRESTON PIT
WASTE DUMP

Zone	RC Drilling (meters)	Core Drilling (meters)	Hammer Drilling (meters)
La Colorada	5,000	1,500	-
Gran Central	11,000	3,500	-
Veta Madre	3,000	1,000	-
ROM	-	-	400
Stockpile	-	-	400
TOTAL 2011	19,000	6,000	800

EXPANDING ON THE CURRENT RESOURCE
In addition to the areas which define the current resource, there is interesting potential at the Veta Madre and La Verde zones that have seen limited drilling in 2008 and 2009, which demonstrated potentially economic gold grades over mineable widths.  Early drilling on Veta Madre has traced mineralization for approximately 500 meters along strike with widths varying between 50 and 100 meters.  This zone appears to be open in all directions.  Drill-hole intercepts starting at or near surface include:

Drill hole	Section (Northing)	Azimuth/ Dip Degrees	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
08-LCOL-R11	3,185,643	160 / -50	1.52	45.72	44.20	0.64	7.52
09-LCOL-R66	3,185,711	160 / -60	0.00	25.91	25.91	0.81	3.55
09-LCOL-R91	3,185,660	180 / -45	0.00	25.91	25.91	1.08	2.94
09-LCOL-R92	3,185,647	0 / -90	12.19	36.58	24.38	1.83	12.44

STOCKPILES AND RUN OF MINE PAD
The Company has completed a drilling program to test the ROM pad and several ore “stock piles” that could represent low-cost ounces to be processed early in the operation.  For this study a “Becker Hammer Drill” was utilized that is capable of recovering a coarse sample product up to six inches in diameter. A total of 16 holes were completed on the ROM pad and an additional 10 holes were distributed over four separate stock pile areas.  Representative samples of the ROM and stockpile material will undergo metallurgical testing.  Additional drilling will take place on the stockpiles.

Tom Burkhart, Vice President of Exploration states “It appears that there is still plenty of gold left in the ROM leach pad and the low-grade stockpiles.  At current gold prices, it represents a significant amount of mineralized material that could potentially yield low-cost ounces”.

Class	Tonnes	Avg. Grade (g/t)
ROM tonnage	2.5 million	0.5 g/t – 1.0 g/t
Stockpile(s)	10 million	N/A

*This information is available in the N.I. 43-101 filed by Pediment Gold, dated Nov. 30, 2009.

2011 Drilling
Drill hole	Section (Northing)	Azimuth/ Dip Degrees	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
11-LCM-01	3,186,298	0/-90	0.00	24.40	24.40	0.22	34.27
11-LCM-02	3,186,309	0/-90	0.00	22.90	22.90	0.64	49.97
11-LCM-03	3,186,316	0/-90	0.00	21.30	21.30	0.28	29.74
11-LCM-04	3,186,320	0/-90	0.00	22.90	22.90	2.11	36.63
11-LCM-05	3,186,310	0/-90	0.00	25.90	25.90	0.33	32.16
11-LCM-06	3,186,312	0/-90	0.00	25.90	25.90	0.31	29.40
11-LCM-07	3,186,323	0/-90	0.00	24.40	24.40	0.58	32.29
11-LCM-08	3,186,247	0/-90	0.00	24.40	24.40	0.20	25.22
11-LCM-09	3,186,243	0/-90	0.00	25.90	25.90	0.26	32.60
11-LCM-10	3,186,242	0/-90	0.00	27.40	27.40	0.40	36.22
11-LCM-11	3,186,217	0/-90	0.00	22.90	22.90	0.77	43.86
11-LCM-12	3,186,213	0/-90	0.00	22.90	22.90	0.56	46.41
11-LCM-13	3,186,206	0/-90	0.00	22.90	22.90	0.29	39.35
11-LCM-14	3,186,198	0/-90	0.00	24.40	24.40	0.62	29.79
11-LCM-15	3,186,245	0/-90	0.00	24.40	24.40	0.43	35.85
11-LCM-16	3,186,265	0/-90	0.00	22.90	22.90	0.52	37.44
09-LCOL-R85	3,186,255	0/-90	0.00	15.20	15.20	0.44	41.34
09-LCOL-R86	3,186,220	0/-90	0.00	15.20	15.20	0.37	21.34
09-LCOL-R87	3,186,244	0/-90	0.00	15.20	15.20	0.44	30.34
09-LCOL-R88	3,186,265	0/-90	0.00	15.20	15.20	1.17	36.34

UPDATED RESOURCE

Argonaut has contracted SRK Consulting to complete an updated NI 43-101 Technical Report, utilizing the results of the 2011 drilling program, expected to be completed in the 4th quarter of 2011.

QUALIFIED PERSON COMMENTS/QUALITY CONTROL PROCEDURES
For sample analysis the Company utilizes a system of Quality Assurance/Quality Control that includes insertion and verification of standards, blanks and duplicates consistent with industry standards. The preparation of this Press Release was supervised and approved by Thomas Burkhart, Argonaut Gold’s Vice President of Exploration and a Qualified Person under National Instrument 43-101.  Mr. Burkhart also reviewed the reverse circulation and core drilling programs and on-site sample preparation procedures at La Colorada

Samples from the La Colorada Project are shipped by commercial courier from the Company’s facility in Hermosillo directly to Inspectorate America Corporation’s analytical laboratory in Sparks, Nevada for sample preparation and analysis gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements that involve risks and uncertainties that could cause results to differ materially from management’s current expectations. Actual results may differ materially due to a number of factors.  Except as required by law, Argonaut Gold Inc. assumes no obligation to update the forward-looking information contained in this news release.

About Argonaut
Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets are the production-stage El Castillo Mine in the State of Durango, Mexico, the development stage San Antonio project, the past producing La Colorada project, and the exploration stage La Fortuna project, all of which are located in Mexico.  Argonaut is a producing gold company created by former executive management team members of Meridian Gold Inc.

Creating the Next Quality Mid-Tier Gold Producer in the Americas.

For more information, contact:

Argonaut Gold Inc.

Nichole Cowles

Investor Relations Manager

Tel:  (775) 284-4422 x 101

Email: nichole.cowles@argonautgoldinc.com

www.argonautgoldinc.com